Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number: 333-192447

March 5, 2014

Pricing Term Sheet

$500,000,000 4.125% Senior Notes due 2019 (the “Notes”)

Issuer:	The ADT Corporation (“ADT”)

Security:	4.125% Senior Notes due 2019

Offering Format:	SEC Registered

Size:	$500,000,000

Maturity:	April 15, 2019

Coupon:	4.125%

Price to Public:	100% of face amount

Yield to Maturity:	4.125%

Spread to Benchmark Treasury:	+259 bps

Benchmark Treasury:	1.50% UST due February 28, 2019

Gross Underwriting Discount:	1.125%

Net Proceeds to Issuer Before Expenses:	$494,375,000

Interest Payment Dates:	April 15 and October 15, commencing on October 15, 2014

Redemption Provisions:

Make-Whole Call:	Treasury + 50 bps

Change of Control:	Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	March 5, 2014

Settlement Date:	March 19, 2014 (T+10)

CUSIP:	00101J AL0

ISIN:	US00101JAL08

Denominations:	$2,000 x $1,000

Bookrunners:

Merrill Lynch, Pierce Fenner & Smith

                     Incorporated

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

Co-managers:	Deutsche Bank Securities Inc. Scotia Capital (USA) Inc. BNY Mellon Capital Markets, LLC The Williams Capital Group, L.P.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling BofA Merrill Lynch toll-free at 1-800-294-1322 or by emailing BofA Merrill Lynch at: dg.prospectus_requests@baml.com.